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                           September 11, 2023

       Anthony Corpora
       Chief Executive Officer
       U.S. Lighting Group, Inc.
       1148 East 222nd Street
       Euclid, Ohio 44117

                                                        Re: U.S. Lighting
Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on September
1, 2023
                                                            File No. 333-274300

       Dear Anthony Corpora:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sarah
Sidwell at 202-551-4733 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Christopher Hubbert